

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 17, 2009

via U.S. mail and facsimile

Angela D. Toppi, CFO
Trans-Lux Corporation
26 Pearl Street
Norwalk, Connecticut 06850-1647

> **RE: Trans-Lux Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **Form 10-K/A No. 1 for the Fiscal Year Ended December 31, 2008**
> **Filed April 22, 2009**
> **Form 10-K/A No. 2 for the Fiscal Year Ended December 31, 2008**
> **Filed April 30, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009,**
> **June 30, 2009, and September 30, 2009**
> **File No. 1-2257**

Dear Ms. Toppi:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9

Liquidity and Capital Resources, page 13

1. We note that the Credit Agreement contains financial covenants of which you were required to obtain a waivers and/or modifications to the financial covenants during each of the quarters except for the March 31, 2009 quarter. In future filings, please disclose the minimum/maximum ratios and amounts permitted for each of the financial covenants in addition to the actual ratios and amounts achieved for the current reporting period to the extent that you have determined that it is reasonably likely you will not meet these financial covenants. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

17. Commitments and Contingencies, page 34

2. In future filings, please revise your disclosure for your other pending legal proceedings to clarify that the outcome of these proceedings, individually and in the aggregate, will not have a material impact to your liquidity in addition to your financial position and operating results.

Exhibits 31.1 and 31.2

3. Item 601(b)(31) of Regulation S-K specifies that the certifications must be exactly as set forth in the item. We note the following discrepancies:
    * Inclusion of the certifier's title in the introduction.
    * Capitalization of report throughout.
    * Omission of the phrase "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)" in paragraph 4
    * Omission of paragraph 4.b.
    * Revised the wording of the parenthetical in paragraph 4.d.

    We further note that these discrepancies were also made in each of your subsequent Forms 10-Q. In addition, your subsequent Forms 10-Q contain the following additional discrepancies:
    * Omission of the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4.d. in the certifications contained in your subsequent Forms 10-Q.
    * Omission of the phrase "(or persons performing the equivalent functions)" in paragraph 5.b. in the certifications contained in your subsequent Forms 10-Q.

Ms. Toppi
Trans-Lux Corporation
November 17, 2009
Page 3

Please file an amendment to the Form 10-K and subsequent Forms 10-Q to provide Section 302 certifications that conform exactly to the language in Item 601(b)(31) of Regulation S-K. Please note that the amendments need only contain the cover page, an explanatory note for the amendment, the signature page and paragraphs 1, 2, 4 and 5 of the Section 302 certification. Refer to interpretation 246.13 in the Regulation S-K section of our "Compliance & Disclosure Interpretations" which are available on the Commission's website at www.sec.gov.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief